BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

August 6, 2007

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
2054

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen,

You will find enclosed herewith a copy of the following press releases which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

BOMBARDIER

- *Montréal, June 15, 2007* – Bombardier announces share conversion privilege of Series 2 and Series 3 preferred shares and dividend rate reset of Series 3 preferred shares
- *Montréal, July 12, 2007* – Bombardier announces dividend rate applicable to its Series 3 preferred shares
- *Montréal, July 16, 2007* – Bombardier announce the write-off of its investment in Metronet

BOMBARDIER AEROSPACE

- *Belfast, Northern Ireland, May 1, 2007* – Bombardier Aerospace releases annual aircraft market forecasts
- *Toronto, May 8, 2007* – Bombardier sells 15 more Q400 airliners to Flybe

dlw 8/9

- *Toronto, May 11, 2007* – Tatarstan Airlines orders six CRJ900 regional jets from Bombardier

- *Toronto, May 15, 2007* – Lufthansa places firm order for 15 Bombardier CRJ900 jets

- *Toronto, May 24, 2007* – Delta Air Lines places follow-on order for 14 Bombardier CRJ900 regional jets

- *Toronto, June 4, 2007* – Croatia Airlines orders four Bombardier Q400 airliners

- *Toronto, June 6, 2007* – Bombardier Regional Aircraft setting strong pace for 2007 orders

- *Toronto, June 14, 2007* – Libyan Airlines orders three Bombardier CRJ900 airliners

- *Paris, June 18, 2007* – AVIC I and Bombardier Aerospace announce long-term strategic cooperation on commercial aircraft

- *Toronto, July 3, 2007* – Mesa Air Group orders 10 CRJ700 Nextgen regional jets from Bombardier

- *Toronto, July 9, 2007* – Bombardier sells seven CRJ900 Nextgen aircraft to Pluna of Uruguay

- *Toronto, July 25, 2007* –Bombardier sells four Q400 airliners to Arik Air

BOMBARDIER TRANSPORTATION

- *Berlin, May 3, 2007* – Bombardier signs contract for 48 additional Electrostars for Southern in the UK

- *Berlin, May 25, 2007* – Bombardier Transportation and Transmashholding announce groundbreaking joint ventures for Russia

- *Berlin, June 15, 2007,* – Bombardier to modernize 104 locomotives for Green Cargo

- *Berlin, June 18, 2007* – Bombardier and Siemens join forces for Intercity Express Programme bid

- *Berlin, July 6, 2007* – Bombardier wins 82 million Euro order from SNCF for 19 additional high-capacity AGC trains

- *Berlin, July 18, 2007* – Metronet BCV and Metronet SSL apply for PPP administration

- *Berlin, July 19, 2007* – Bombardier wins 427 million Euro contract to supply 340 Movia metro cars to Delhi Metro

May I kindly ask you to acknowledge receipt of the enclosed documents.

Yours truly,

Roger Carle
Corporate Secretary

RC/gd
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

BOMBARDIER

Bombardier Announces Share Conversion Privilege of Series 2 and Series 3 Preferred Shares and Dividend Rate Reset of Series 3 Preferred Shares

Montréal, June 15, 2007

In connection with the conversion privilege for holders of its Series 2 and Series 3 Preferred Shares, Bombardier Inc. today announced the basis for resetting the dividend rate on its Series 3 Preferred Shares in accordance with the terms applicable to those shares.

Holders of Bombardier Inc. Series 2 Preferred Shares have the right to convert all or part of their shares, effective on August 1, 2007, on a one for one basis into Series 3 Preferred Shares. Holders of Series 3 Preferred Shares have the right to convert all or part of their shares, effective on August 1, 2007, on a one for one basis into Series 2 Preferred Shares. Holders who do not convert their shares will retain their Series 2 Preferred Shares or Series 3 Preferred Shares, as the case may be.

In the case of the Series 2 Preferred Shares, starting as of August 1, 2007, holders will continue to receive a monthly floating adjustable cash dividend, as and when declared by the Board of Directors of Bombardier Inc., based on a dividend rate equal to a percentage of the prime rate, subject to certain adjustments in accordance with the terms of such shares.

In the case of the Series 3 Preferred Shares, starting as of August 1, 2007, holders will receive a quarterly fixed cash dividend for the following five years, as and when declared by the Board of Directors of Bombardier Inc, based on a fixed rate equal to 115% of the yield on five-year non-callable Government of Canada bonds determined as at July 11, 2007, in accordance with the terms of such shares. The annual dividend rate applicable to the Series 3 Preferred Shares will be published on July 12, 2007 in several newspapers.

Any registered shareholder who wishes to convert his or her Series 2 and/ or Series 3 Preferred Shares must complete and sign the conversion panel contained on the back of the Series 2 or Series 3 Preferred Share certificate as the case may be, and deliver it, at the latest by 5:00 p.m. (Montréal time) on July 18, 2007, to Computershare Investor Services Inc.

Shareholders who are beneficial owners and who wish to exercise their right of conversion should communicate as soon as possible with their broker or other nominee and follow their instructions. In that case, it is important that they follow such instructions and act in the time frame advised so as to provide enough time to their broker or other nominee to meet the July 18, 2007 deadline.

If, after July 25, 2007, Bombardier Inc. determines that there would be less than one million Series 2 Preferred Shares outstanding after the conversion date (being August 1, 2007), then all remaining Series 2 Preferred Shares will automatically be converted into Series 3 Preferred Shares on a one-for-one basis. However, if, after such date, Bombardier Inc. determines that there would be less than one million Series 3 Preferred Shares outstanding after the conversion date (being August 1, 2007), then all remaining Series 3 Preferred Shares will automatically be converted into Series 2 Preferred Shares on a one-for-one basis.

Subject to the conditions mentioned in the previous paragraph, on August 1, 2012, and every five years thereafter, holders of Series 2 Preferred Shares and holders of Series 3 Preferred Shares will have again the right to convert their shares into shares of the other series.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at **www.bombardier.com**.

For information

Isabelle Rondeau
Director, Communications
+514-861-9481

Shirley Chénier
Senior Director,
Investor Relations
+514-861-9481

Shareholders requiring further information about the steps to be followed should contact
Computershare Investor Services Inc.
+1-800-564-6253 or **service@computershare.com**

BOMBARDIER

Bombardier Announces Dividend Rate Applicable to its Series 3 Preferred Shares

Montréal, July 12, 2007

As of August 1, 2007, the Series 3 Preferred Shares will pay, on a quarterly basis, as and when declared by the Board of Directors of Bombardier Inc., cash dividends for the following five years that will be based on a fixed rate equal to the product of (a) the average of the yield to maturity, designated on July 11, 2007 by CIBC World Markets Inc. and National Bank Financial, that would be carried by a Government of Canada bond with a 5-year maturity, multiplied by (b) 115%.

The average yield of this Government of Canada bond is 4.580%. Accordingly, the annual dividend rate applicable to the Series 3 Preferred Shares for the period of five years beginning on August 1, 2007 will be 5.267%

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at **www.bombardier.com**.

For information

Isabelle Rondeau
Director, Communications
+514-861-9481

Shirley Chénier
Senior Director,
Investor Relations
+514-861-9481

BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES THE WRITE-OFF OF ITS INVESTMENT IN METRONET

Montréal, July 16, 2007 –Bombardier announced today its decision to write-off its investment in Metronet following the release of the Public-Private Partnership (PPP) Arbiter's draft directions on interim infrastructure service charge (ISC) for Metronet Rail BCV Limited issued on Monday, July 16th, 2007. Given the uncertainties regarding Metronet's funding position following the Arbiter's draft directions, Bombardier will record a write-off of approximately $164 million US (£82 million) in the second quarter of fiscal year 2008.

Bombardier's turnkey supply contracts with Metronet, currently valued at approximately £3.3 billion ($6.7 billion US), are for new trains, signalling, refurbishment of trains and fleet maintenance activities. These supply contracts are progressing well and Bombardier will continue to work on them as per the requirements contained in its contracts. Bombardier remains fully committed to deliver a world class, safe and reliable Tube for London.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information

Isabelle Rondeau
Director, Communications
+514-861-9481

Shirley Chénier
Senior Director, Investor Relations
+514-861-9481

www.bombardier.com

BOMBARDIER

Bombardier Aerospace Releases Annual Aircraft Market Forecasts

Belfast, Northern Ireland, May 01, 2007

· 10-year baseline Corporate Aircraft Market Forecast predicts 9,950 deliveries, excluding very light jet segment, annually from 2007 to 2016 representing market-wide revenues of $227 billion US

· 20-year Commercial Aircraft Market Forecast calls for 11,200 new deliveries in 20- to 149-seat market, worth $393 billion US

Today, Bombardier Aerospace released its annual aircraft market forecasts for the business and commercial aircraft markets.

Overall demand for aircraft in the segments in which Bombardier competes will remain strong. As well, there is a geographic shift towards international markets and a structural shift towards more cost-effective aircraft. Bombardier's key product families – business jets and regional aircraft – are expected to continue to generate strong interest across all markets.

"With its comprehensive portfolios of innovative business and regional aircraft, with its state-of-the-art technologies and focus on customer services, Bombardier is well-positioned for continued success," said Michael McAdoo, Vice-President, Strategy and Business Development, Bombardier Aerospace.

Business Aircraft Market Forecast
In the 10-year period from 2007 to 2016, Bombardier's Business Aircraft Market Forecast predicts that corporate aircraft manufacturers will deliver approximately 995 business jets annually, excluding the very light jet segment, a substantial increase from the industry average of over 572 business jet deliveries annually during the 1997 to 2006 period.

The total forecasted 9,950 deliveries over the 10-year period represent revenues of approximately $227 billion US for the industry.

The growth in business jet deliveries is expected to continue over the next four years, continuing to improve on the record set in 2006, then remain strong for the following six years. Based on the industry's continued robust order intake and manufacturers' solid backlogs, Bombardier believes the business aircraft industry will reach this plateau two years later than it had forecasted previously.

Bombardier's forecast also indicates that primary market drivers continue to be positive or stable. These include manufacturers' current average order backlog of approximately 24 months; a sustained U.S. gross domestic product growth is expected to remain at close to three per cent for the next 10 years; strong order intake from international markets, now representing approximately 50 per cent of the total market, and a number of new aircraft programs scheduled to enter service over the next two years.

Commercial Aircraft Market Forecast
According to Bombardier's Commercial Aircraft Market Forecast, demand for 20- to 149-seat commercial aircraft is expected to reach approximately 11,200 new aircraft in the 20-year period ranging from 2007 to 2026, an increase in demand from last year's forecast. Forecasted demand is valued at approximately $393 billion U.S. based on manufacturers' aircraft list prices.

Airline capacity is expected to double over the next 20 years. The trend towards larger aircraft, coupled with sustained higher fuel prices, will reinforce operators' requirement for modern aircraft with low operating costs.

The forecast reflects this shift in demand to larger commercial aircraft:
- In the 20- to 59-seat aircraft segment: the forecast expects a demand of approximately 1,000 aircraft;
- In the 60- to 99-seat aircraft segment: demand is expected to reach approximately 4,300 aircraft;
- In the 100- to 149-seat aircraft segment: the forecast predicts a demand for approximately 5,900 aircraft.

The *CRJ Series* and *Q-Series* families of airliners have enabled Bombardier to be an active player, and to continue to take advantage of growth opportunities, in the regional aircraft market. Its larger cost-efficient *CRJ700/CRJ900* regional jets and the *Q400* turboprop are the backbone of many airline fleets worldwide. The newly launched *CRJ1000*, which will seat up to 100 passengers, combines the proven platform, reliability and flexible cabin configurations of its predecessors with its closest competitor having up to 15 per cent higher trip cash operating costs.

In order to address the 100-149-seat segment, Bombardier continues to refine its *CSeries* aircraft business plan, including optimizing the aircraft configuration to meet customers' requirements for a more economical, flexible and passenger-oriented airliner. If launched, the target date for entry into service is 2013.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Bombardier, Learjet, Challenger, Global, Flexjet, Skyjet, Skyjet International, CRJ, Q-Series, CRJ700, CRJ900, CRJ1000, Q400 and *CSeries* are trademarks of Bombardier Inc. or its subsidiaries.

For information
Marc Duchesne
Bombardier Aerospace
(514) 855-7989

Note to editors: A PowerPoint presentation on the Bombardier Aerospace annual market forecasts for the business and commercial aircraft markets is available on the Internet at the following address: **www.bombardier.com**

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require Bombardier Inc. (the "Corporation") to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this press release, please refer to the respective sections of the Corporation's aerospace segment ("Aerospace") and the Corporation's transportation segment ("Transportation") in the Management's Discussion and Analysis of the 2006-2007 Annual Report on the Corporation's Web site at ***www.bombardier.com.***

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry, government policies and priorities, and competition from other businesses), operational risks (such as regulatory risks and dependence on key personnel, risks associated with doing business with partners, risks involved with developing new products and services, warranty and casualty claim losses, legal risks from legal proceedings, risks relating to the Corporation's dependence on certain key customers and key suppliers, risks resulting from fixed term commitments, human resource risks and environmental risks), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants and market risks, including currency, interest rate and commodity pricing risks). For more details, please see the Risks and uncertainties section in the Management's Discussion and Analysis of the 2006-2007 Annual Report on the Corporation's Web site at ***www.bombardier.com.***

Readers are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at this date and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

BOMBARDIER

Bombardier Sells 15 More Q400 Airliners To Flybe

Toronto, May 08, 2007

Flybe's Q400 fleet will increase to 60 airplanes

Bombardier Aerospace announced that Exeter, England-based Flybe has signed a contract to acquire 15 additional *Bombardier Q400* high-speed turboprop airliners. In addition, Flybe has taken options on 15 *Q400* aircraft.

The value of the firm orders, based on the list price of the *Q400* aircraft is approximately $394 million U.S.

Flybe is already the operator of the world's largest *Q400* fleet; deliveries of the 15 firm-ordered aircraft, along with those previously ordered, will increase the fleet to 60 aircraft.

"The introduction of the *Bombardier Q400* aircraft has played a key role in the turn-around of the business due to its customer appeal and economics," said Jim French, Chairman and Chief Executive Officer, Flybe. "For the future though, most importantly its environmental credentials are exceptional. It is one of the quietest and most effective aircraft, ideally suited for the regional markets of the world."

Flybe became Europe's largest regional airline on March 5, 2007 when it acquired BA Connect from British Airways. With that acquisition, Flybe will operate 152 routes from 22 airports in the U.K. and 34 in Europe.

"Very low operating costs, jet-like speed and a spacious, quiet and comfortable cabin distinguish the *Bombardier Q400* from the competition," said Steven Ridolfi, President, Bombardier Regional Aircraft. "We are delighted that Flybe will continue to grow their fleet with the *Q400* airliner."

The transaction announced today increases firm orders for the *Q400* aircraft to 245. As of January 31, 2007, Bombardier had delivered 143 of these airliners to operators in Africa, the Asia Pacific region, Europe, the Middle East and North America.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at **www.bombardier.com**.

Notes to Editors
Images of Flybe *Q400* aircraft are available in our Multimedia Library at: **www.aero.bombardier.com/htmen/F15.jsp**

For information
Marc Holloran — Bombardier Aerospace — (416) 375-3030
Flybe — Pressoffice@flybe.com — 44 (0) 845 675 0681

www.bombardier.com

Bombardier Aerospace announced that Exeter, England-based Flybe has signed a contract to acquire 15 additional *Bombardier Q400* high-speed turboprop airliners. In addition, Flybe has taken options on 15 *Q400* aircraft.

The value of the firm orders, based on the list price of the Q400 aircraft is approximately $394 million U.S.

Flybe is already the operator of the world's largest *Q400* fleet; deliveries of the 15 firm-ordered aircraft, along with those previously ordered, will increase the fleet to 60 aircraft.

"The introduction of the *Bombardier Q400* aircraft has played a key role in the turn-around of the business due to its customer appeal and economics," said Jim French, Chairman and Chief Executive Officer, Flybe. "For the future though, most importantly its environmental credentials are exceptional. It is one of the quietest and most effective aircraft, ideally suited for the regional markets of the world."

Flybe became Europe's largest regional airline on March 5, 2007 when it acquired BA Connect from British Airways. With that acquisition, Flybe will operate 152 routes from 22 airports in the U.K. and 34 in Europe.

"Very low operating costs, jet-like speed and a spacious, quiet and comfortable cabin distinguish the *Bombardier Q400* from the competition," said Steven Ridolfi, President, Bombardier Regional Aircraft. "We are delighted that Flybe will continue to grow their fleet with the *Q400* airliner."

The transaction announced today increases firm orders for the *Q400* aircraft to 245. As of January 31, 2007, Bombardier had delivered 143 of these airliners to operators in Africa, the Asia Pacific region, Europe, the Middle East and North America.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at **www.bombardier.com**.

Notes to Editors
Images of Flybe *Q400* aircraft are available in our Multimedia Library at: **www.aero.bombardier.com/htmen/F15.jsp**

For information
Marc Holloran
Bombardier Aerospace
(416) 375-3030

Flybe
Pressoffice@flybe.com
44 (0) 845 675 0681

www.bombardier.com

BOMBARDIER

PRESS RELEASE

TATARSTAN AIRLINES ORDERS SIX CRJ900 REGIONAL JETS FROM BOMBARDIER

Toronto, May 11, 2007 – Bombardier Aerospace announced today that Tatarstan Airlines of Kazan, Republic of Tatarstan, Russia, has placed a firm order for six *Bombardier CRJ900* regional jets and has taken options on four additional *CRJ900* aircraft. Tatarstan is a republic in west-central Russia, at the confluence of the Volga and Kama rivers.

The contract value, based on *CRJ900* aircraft list prices, is approximately $217 million US.

Subject to certification by the Russian authorities, the *CRJ900* aircraft will operate from Tatarstan Airlines' home base in Kazan.

One hundred and eighty-one Bombardier *CRJ900* aircraft have now been ordered by, or are in service with Adria Airways, Air Nostrum, Air One, Arik Air, Atlasjet Airlines, Delta Airlines, Lufthansa CityLine, MAT Macedonian Airlines, Mesa Air Group, Myair.com, Northwest Airlines, SkyWest Airlines and Tatarstan Airlines.

As of January 31, 2007, 1409 *CRJ Series* aircraft had been delivered to customers around the world.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Notes to Editors
Images of Bombardier *CRJ900* aircraft are available in our Multimedia Library at:
www.aero.bombardier.com/htmen/F15.jsp

For information
Marc Holloran
Bombardier Aerospace
(416) 375-3030

BOMBARDIER

PRESS RELEASE

LUFTHANSA PLACES FIRM ORDER FOR 15 BOMBARDIER CRJ900 JETS

Approval from Lufthansa Supervisory Board to Place Order Announced on April 17, 2007

Toronto, May 15, 2007 – Bombardier Aerospace announced today that Deutsche Lufthansa AG has signed a firm order for 15 *CRJ900* regional jets. In a press release issued on April 17, 2007, Lufthansa confirmed that its Supervisory Board had approved the placement of this order. Lufthansa has also taken purchase rights on 15 additional aircraft.

The value of the firm orders, based on the list price of the *CRJ900* aircraft, is approximately $584 million US.

Lufthansa stated in its April 17, 2007 press release, that the new *CRJ900* aircraft will become part of the modern and efficient regional fleet deployed on its European routes and for feeder flights. The airline also stated that the *CRJ900* aircraft is highly fuel efficient and has low noise and emission levels, giving it high "environmental compatibility and ecological efficiency."

"Lufthansa's follow-on order for the *CRJ900* airliner is further evidence of the esteem in which the aircraft is held by its operators," said Steven Ridolfi, President, Bombardier Regional Aircraft. "Twelve airlines around the world have ordered the *CRJ900* regional jet to meet their requirements for 90-seat aircraft. This is a testament to the aircraft's reliability, economy of operation and passenger comfort."

The order announced today increases to 109 the number of firm orders placed by Lufthansa and its regional partners for Bombardier *CRJ* aircraft. These orders include 62 50-seat *CRJ100* and *CRJ200*, 20 70-seat *CRJ700* and 27 90-seat *CRJ900* aircraft.

One hundred and ninety-six *CRJ900* aircraft have now been ordered by, or are in service with Adria Airways, Air Nostrum, Air One, Arik Air, Atlasjet Airlines, Delta Airlines, Lufthansa CityLine, MAT Macedonian Airlines, Mesa Air Group, Myair.com, Northwest Airlines, SkyWest Airlines and Tatarstan Airlines.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Notes to Editors
Photos of Lufthansa CityLine *CRJ900* aircraft are available in our Multimedia Library at: www.aero.bombardier.com/htmen/F15.jsp

For information
Marc Holloran
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

DELTA AIR LINES PLACES FOLLOW-ON ORDER FOR 14 BOMBARDIER CRJ900 REGIONAL JETS

Toronto, May 24, 2007 – Bombardier Aerospace announced today that Delta Air Lines has signed an additional firm order for 14 *Bombardier CRJ900* regional jets. This order is the second from the Atlanta, Georgia-based airline in less than four months.

The approximate value of the firm order announced today, based on the list price for the *CRJ900* aircraft, is $511 million US.

Delta will outfit its *CRJ900* aircraft in a two-class configuration with 12 business class and 64 economy seats.

"Nine airlines have placed *CRJ900* orders since the beginning of 2006, and three of these have placed more than one order," said Steven Ridolfi, President, Bombardier Regional Aircraft. "Clearly, the *CRJ900* aircraft's passenger comfort and excellent operating economics are seen as a winning combination."

Including the order announced today, Adria Airways, Air Nostrum, Air One, Arik Air, Atlasjet Airlines, Delta Air Lines, Lufthansa CityLine, MAT Macedonian Airlines, Mesa Air Group, Myair.com, Northwest Airlines, SkyWest Airlines and Tatarstan Airlines have now ordered a total of 210 *CRJ900* regional jets. As of January 31, 2007, Bombardier had delivered 1,409 *CRJ Series* aircraft including 251 *CRJ700*, 15 *CRJ705* and 89 *CRJ900* regional jets to operators around the world.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Notes to Editors
Images of Delta Connection *CRJ900* aircraft are available in our Multimedia Library at:
www.aero.bombardier.com/htmen/F15.jsp

For information
Marc Holloran
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

CROATIA AIRLINES ORDERS FOUR BOMBARDIER Q400 AIRLINERS

Toronto, June 4, 2007 – Bombardier Aerospace announced today that Croatia Airlines of Zagreb, Croatia has signed a firm order for four 76-seat *Q400* high-speed airliners and has taken options on two additional *Q400* aircraft.

The value of the firm orders, based on the list price for the *Q400* aircraft, is approximately $105 million US.

The *Q400* aircraft will replace three 48-seat ATR42 turboprops in Croatia Airlines' fleet, which also includes four Airbus A320 and four A319 aircraft.

"The high speed and excellent operating economics of the Q400 aircraft made it the obvious choice for our shorter range routes which require an increase in capacity and allow us to fly some of the longer routes which are not suited for the Airbus aircraft," said Dr. Ivan Mišetić, President and Chief Executive Officer, Croatia Airlines. "In addition, the *Q400* airliner has superb environmental credentials, which are extremely important not only in Europe but everywhere around the world."

"I am delighted that Croatia Airlines will be joining the Bombardier *Q400* aircraft family," said Steven Ridolfi, President, Bombardier Regional Aircraft. "The *Q400* is at the forefront of a new era of turboprop travel because of its economy of operation, quiet, comfortable cabin, and environmental friendliness."

Croatia Airlines also operates Pleso Prijevoz, a coach operator; and Amadeus Croatia, a partner in the Amadeus joint reservation system.

The transaction with Croatia Airlines increases the total number of *Q400* aircraft orders to 250. As of April 30, 2007, 152 of these had been delivered to customers in Africa, the Asia-Pacific region, Europe, the Middle East and North America.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Bombardier, Q Series and *Q400* are trademarks of Bombardier Inc. or its subsidiaries.

About Croatia Airlines
Croatia Airlines, a full-service airline established in 1989, is the national carrier of the Republic of Croatia. Since 1992, Croatia Airlines has been a full member in the International Air Transport Association (IATA), and since 1998 a member of the Association of European Airlines (AEA).

For information
Bert Cruickshank
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER REGIONAL AIRCRAFT SETTING STRONG PACE FOR 2007 ORDERS

Toronto, June 06, 2007 – Bombardier Regional Aircraft booked firm orders for 152 of its *CRJ* Series regional jets and *Q-Series* turboprops from 16 operators between January 1, 2007 and today. These operators placed conditional orders, options and purchase rights on an additional 144 Bombardier regional aircraft.

The firm orders for 91 *CRJ* Series regional jets and 61 *Q-Series* aircraft came from operators in Africa, Australia, Europe and the U.S., and included first-time orders from operators in Algeria, the Philippines and Russia. The operators and their orders were:

- Air Philippines, the Philippines, 3 firm *Q300* plus 3 options
- Brit Air, France, 8 firm *CRJ1000* plus 8 options
- Croatia Airlines, Croatia, 4 firm *Q400* plus 2 options
- Delta Air Lines, U.S., 44 firm *CRJ900* plus 30 options
- Flybe, U.K., 15 firm *Q400* plus 15 options
- Horizon Air, U.S., 15 firm *Q400* plus 20 options
- Lufthansa, Germany, 15 firm *CRJ900* plus 15 purchase rights
- Pinnacle Airlines, U.S., 15 firm *Q400* plus10 conditional orders and 20 options
- Qantas Airways, Australia, 2 firm *Q400*
- Tassili Airlines, Algeria, 4 firm *Q200*
- Tatarstan Airlines, Russia, 6 firm *CRJ900* plus 4 options
- Undisclosed customer, 1 firm *Q300*
- Undisclosed customer, 15 firm *CRJ1000* plus 15 conditional orders
- Undisclosed customer, 1 firm *Q300*
- Undisclosed customer, 3 firm *CRJ900* plus 2 options
- Wideroe's Flyveselskap, Norway, 1 firm *Q400*

Note: In addition to the incremental orders listed above, and in conjunction with the launch of the CRJ1000 program on February 19, 2007, My Way Airlines of Italy converted 15 of the 19 CRJ900 regional jets ordered in 2006 to CRJ1000 regional jets.

"Our order performance to date is a strong endorsement of the cost effectiveness, reliability and passenger acceptance of our product families, which confirms our leading position in the industry," said Steven Ridolfi, President, Bombardier Regional Aircraft.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Notes to Editors
Images of *Bombardier CRJ* and *Q Series* aircraft are available in our Multimedia Library at: www.aero.bombardier.com/htmen/F14.jsp

For information:
Bert Cruickshank
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

LIBYAN AIRLINES ORDERS THREE BOMBARDIER CRJ900 AIRLINERS

Toronto, June 14, 2007 – Bombardier Aerospace announced today that Libyan Airlines of Libya has signed a firm order for three *Bombardier CRJ900* regional jets. The airline has also taken options on another two *CRJ900* aircraft. This order was announced on June 6, 2007, but the identity of the customer was not disclosed.

Based on the list price for the *CRJ900* aircraft, the contract for the three firm-ordered aircraft is valued at approximately $108 million US.

Libyan Airlines currently serves 27 destinations with passenger and cargo service in Africa, Europe and the Middle East.

"This purchase represents the launching of our fleet renewal program," said Eng. Tarek Arebi, Chairman, Libyan Airlines. "The CRJ900 aircraft was selected because we believe it is the type of regional jet that can meet the requirement of domestic and regional routes on our network."

"We are delighted to have Libyan Airlines as our newest customer for the *Bombardier CRJ900* aircraft, said Steven Ridolfi, President, Bombardier Regional Aircraft. "We have every confidence that Libyan Airlines will enjoy the same success with this aircraft as other operators have done."

Including the order announced today, 213 *CRJ900* airliners are now in service with, or have been ordered by, Arik Air and Libyan Airlines in Africa, Adria Airways, Air Nostrum, Air One, Atlasjet Airlines, Lufthansa CityLine, MAT Macedonian Airlines, and My Way Airlines in Europe, Delta Air Lines, Mesa Air Group, Northwest Airlines and SkyWest Airlines in North America, and Tatarstan Airlines in Russia. As of April 30, 2007, Bombardier had delivered 1,423 *CRJ* Series aircraft, including 254 *CRJ700*, 15 *CRJ705* and 100 *CRJ900* aircraft to operators.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Notes to Editors
An image of a Libyan Airlines *CRJ900* aircraft is available in our Multimedia Library at:
www.aero.bombardier.com/htmen/F15.jsp

For information
Bert Cruickshank
Bombardier Aerospace
(416) 375-3030
www.bombardier.com

AVIC I

BOMBARDIER

AVIC I AND BOMBARDIER AEROSPACE ANNOUNCE LONG-TERM STRATEGIC COOPERATION ON COMMERCIAL AIRCRAFT

Paris, June 18, 2007 – Today, China Aviation Industry Corporation (AVIC I) and Bombardier Aerospace announced an agreement for a new, long-term strategic cooperation in the five-abreast, 90- to 149-seat commercial aircraft market. Founded on a well-established history, the two parties have reached a memorandum of understanding (MOU) that will further develop the relationship.

With this long-term strategic cooperation agreement, Bombardier intends to participate in the development of AVIC I's five-abreast ARJ21-900 aircraft – a further development of the ARJ21 series of airplanes – by helping to enhance the competitiveness of the ARJ21-900, and exploring potential commonality between the ARJ21-900 and *Bombardier CSeries* aircraft programs. Both parties expect the outcome of this collaboration to result in mutually beneficial cost reductions and increased production efficiencies for these aircraft programs.

"In recent years, AVIC I and Bombardier Aerospace have worked together to establish a strategic business relationship that allows us to effectively evaluate current projects, identify areas of mutual collaboration and explore future endeavours that will further develop this relationship of cooperation," said Mr. LIN Zuo Ming, President, AVIC I.

"Now, with the implementation of this long-term strategic cooperation, we will be able to move forward more effectively with our vision to develop the most competitive commercial airplanes. The ARJ21-900, which is a derivative of the ARJ21-700, will address the needs of regional airlines looking for a five-abreast solution to serve the upper end of the regional aircraft market. AVIC I intends to launch the ARJ21-900 in 2007, with a targeted date of entry into service in 2011," added Mr. Lin.

The commitment of AVIC I and Bombardier Aerospace to this strategic cooperation is evident. Bombardier intends to invest $100 million US in the ARJ21-900 project, when launched, and provide technical assistance towards the development of the aircraft. Furthermore, in pursuit of its goal to become a major international Tier 1 structural supplier, AVIC I plans to invest $400 million US for research and development, construction of new facilities and equipment for the *CSeries* aircraft program, should it be launched.

The MOU, subject to the execution of definitive agreements, is a natural extension of the well-established relationship between AVIC I and Bombardier Aerospace and includes AVIC I's Xian unit, which manufactures components for the *Bombardier 415* amphibious aircraft. In addition, its Shenyang Aircraft Corporation (SAC) unit supplies components for the *Q-Series* aircraft and will be a structural supplier on the *CSeries* aircraft program.

"I am pleased with this collaboration between AVIC I and Bombardier Aerospace," said Mr. Pierre Beaudoin, President and Chief Operating Officer, Bombardier Aerospace. "It is an important development for both companies. With the implementation of this agreement, both AVIC I and Bombardier are expected to experience long-term benefits related to the exchange of technical expertise and the expansion of our market potential, both in the higher end of the regional aircraft market and lower end of the mainline market", added Mr. Beaudoin.

"For regional airlines, the addition of the ARJ21-900 to the market offering will complement our *Bombardier CRJ* family of aircraft," continued Mr. Beaudoin. "The *CRJ* family has the lowest operating costs in the industry. For customers who are looking for a five-abreast regional aircraft with increased range, the ARJ21-900 will be the clear choice over our competition," concluded Mr. Beaudoin.

About AVIC I

China Aviation Industry Corporation (AVIC I) is a large, state-owned industrial group. AVIC I has 47 large- and medium-sized facilities, 31 science and technology research institutes, and 22 specialized companies and institutions. It employs 230,000 people and its assets exceed $20 billion US. In 2006, AVIC I delivered $360 million US in subcontracted aeronautical products, with a 40 per cent annual growth over three consecutive years. Additional information is available on www.AVIC1.com.cn.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information:

China Aviation Industry Corporation (AVIC I)
ZHU Zhenjun
Mobile: (86) 1350 122 7360

Bombardier Aerospace
Marc Duchesne
Office : + 1 514 855 7989
Mobile: + 1 514 465 7834
~~Press Centre: (33) 01 49 92 01 00~~

BOMBARDIER

PRESS RELEASE

MESA AIR GROUP ORDERS 10 CRJ700 NEXTGEN REGIONAL JETS FROM BOMBARDIER

-- First customer for the next generation CRJ700 aircraft

Toronto, July 3, 2007 – Bombardier Aerospace announced today that Mesa Air Group, Inc. of Phoenix, Arizona has placed a firm order for 10 *CRJ700 NextGen* regional jets, two of which are conversions from previously ordered *CRJ900* aircraft. The aircraft will be operated for United Airlines. Mesa has also placed a conditional order for an additional *CRJ700 NextGen* aircraft.

The firm order, based on the list price for the *CRJ700 NextGen* aircraft, is valued at approximately $334 million U.S.

"Bombardier's regional jets are an integral part of the reason for our growth and profitability over the past several years," said Jonathan G. Ornstein, Chairman and Chief Executive Officer, Mesa Air Group, Inc. "They have enabled us to match capacity to demand in the markets we serve while delivering a seamless jet service to our major airline partners. Passenger acceptance of these aircraft has been very high. We look forward to introducing the *CRJ700 NextGen* aircraft on our route network on behalf of United Airlines."

"We are delighted that Mesa Air Group is the launch customer for our new *CRJ700 NextGen* regional jet," said Steven Ridolfi, President, Bombardier Regional Aircraft. "The *CRJ NextGen* aircraft offer airlines further reduced operating costs and an all-new interior for superior passenger comfort. These are indeed 21st century regional jets."

Mesa Air Group currently operates 116 *CRJ* aircraft including 58 *CRJ100/200,* with 50 seats, 20 *CRJ700* with 66 seats in a three-class interior, and 38 *CRJ900* aircraft with 86 seats.

Mesa Air Group operates a fleet of 200 aircraft with 1,300 daily departures to 181 cities in 46 states, the District of Columbia, the Bahamas and Mexico. It operates in the West and Midwest as America West Express; the Midwest and East as US Airways Express; in Denver as United Express; in Kansas City as Midwest Express; the Eastern Seaboard as Delta Connection; in Hawaii as Go!; and in New Mexico and Texas as Mesa Airlines.

Including the order announced today, Bombardier has received orders for 1,585 *CRJ Series* regional jets, including 266 *CRJ700* aircraft.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Bombardier, CRJ, CRJ100, CRJ200, CRJ700, CRJ900 and *NextGen* are trademarks of Bombardier Inc. or its subsidiaries.

Notes to Editors
An image of Mesa *CRJ700 NextGen* aircraft is available in our Multimedia Library at:
www.aero.bombardier.com/htmen/F15.jsp

For information
Bert Cruickshank
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SELLS SEVEN CRJ900 NEXTGEN AIRCRAFT TO PLUNA OF URUGUAY

Toronto, July 9, 2007 – Bombardier Aerospace announced today that Pluna Líneas Aéreas Uruguayas S.A. of Montevideo, Uruguay has signed a firm order for seven *CRJ900 NextGen* regional jets. The airline has also taken options on an additional eight *CRJ900 NextGen* aircraft.

The value of the contract for the firm-ordered *CRJ900 NextGen* aircraft, based on list prices, is approximately $261 million U.S. The contract value could increase to approximately $571 million U.S. if all the options are exercised.

Pluna, the national airline of Uruguay, was founded in 1936 and currently serves Montevideo, Asuncion, Buenos Aires, Porto Alegre, Rio de Janeiro, Santiago de Chile and Sao Paulo in South America and Madrid, Spain.

"The *CRJ900 NextGen* regional jet is ideally sized for our market; it has the low operating economics, cabin comfort and proven high reliability that we require," said Matias Campiani, Chief Executive Officer, Pluna. "The addition of the *CRJ900 NextGen* aircraft will enhance our ability to serve our regional markets with more frequent and more cost-effective service, and the new *NextGen* interior will provide a superb passenger experience. We will transform the flight experience in the region."

"This is a breakthrough order for Bombardier Aerospace and represents our first order for the *CRJ900 NextGen* aircraft in South America," said Steven Ridolfi, President, Bombardier Regional Aircraft. "The *CRJ900 NextGen* regional jet was selected following the airline's rigorous evaluation of all available aircraft.

Pluna is 75 per cent owned by Leadgate Investments, a consortium of investors from Uruguay, Germany, Argentina and the U.S., and 25 per cent owned by the Government of Uruguay.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Bombardier, CRJ900 and *NextGen* are trademarks of Bombardier Inc. or its subsidiaries.

Notes to Editors

An image of Pluna's *CRJ900 NextGen* aircraft is available in our Multimedia Library at: www.aero.bombardier.com/htmen/F15.jsp

For information

Bert Cruickshank
Bombardier Aerospace
(416) 375-3030

www.bombardier.com

About Arik Air, Wings of Nigeria
Arik Air is a wholly owned Nigerian airline with a commitment to the people of Nigeria to deliver new standards in aviation. In October 2006 Arik Air introduced the first new commercial aircraft into Nigeria for over 20 years, flying domestic routes throughout the country before leading up to a full network of eleven destinations and three international routes on the African Continent. The airline also plans to commence intercontinental routes from Autumn 2007.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Notes to Editors
An image of an Arik Air *Q400* aircraft is available in our Multimedia Library at:
www.aero.bombardier.com/htmen/F15.jsp

For information
Marc Duchesne
Bombardier Aerospace
(514) 855-7989

www.bombardier.com

BOMBARDIER

PRESS RELEASE

BOMBARDIER SELLS FOUR Q400 AIRLINERS TO ARIK AIR

Airline will offer a two-class interior in the Q400 aircraft

Toronto, July 25, 2007 – Bombardier Aerospace announced today that Lagos, Nigeria-based Arik Air has placed a firm order for four *Q400* high-speed turboprop airliners.

The value of the contract, based on the list price of the *Q400* airliner, is approximately $104 million U.S.

Arik Air will offer a two-class interior in its *Q400* airliners by configuring its aircraft with 10 seats at 34-inch (86.4 cm) pitch and 62 economy class seats at 31 inches (78.7 cm).

Arik Air's current fleet includes four *Bombardier CRJ900* regional jets with 10 business class seats and 65 economy class seats in a spacious cabin. It also operates three *CRJ200* regional jets. The airline currently serves seven routes in Nigeria which will rise to eleven before introducing African West Coast and Intercontinental destinations later this year.

"We require the *Q400* airliner especially for our Lagos-Port Harcourt service because of airstrip landing restrictions that eliminate the use of jet aircraft on this route," said Michael McTighe, Chief Executive Officer, Arik Air. "Equally important is that the *Q400* will offer considerable operating cost savings on the route, while providing equivalent flight times because of its 360-knot (667 km/h) cruise speed."

"Arik Air is another airline that sees value in operating a mixed fleet of jet and turboprop aircraft," said Steven Ridolfi, President, Bombardier Regional Aircraft. "The mix of *CRJ200*, *CRJ900* and *Q400* aircraft offers an ideal combination to meet the airline's capacity, stage length and operating cost requirements."

Including the order announced today, Bombardier has now received a total of 254 orders for *Q400* airliners. As of April 30, 2007, 152 of these had been delivered to airlines in Africa, the Asia-Pacific region, Europe, the Middle East and North America.

BOMBARDIER

PRESS RELEASE

BOMBARDIER SIGNS CONTRACT FOR 48 ADDITIONAL ELECTROSTARS FOR SOUTHERN IN THE UK

Berlin, May 03, 2007 - Bombardier Transportation signed an 85 million euros ($115 million US) contract with Southern Railway and Porterbrook Leasing Limited for 48 additional *Electrostar* cars. The contract follows the recent decision by the UK's Department for Transport (DfT) to commission the purchase of the cars to ease overcrowding on Southern and Thameslink services in the UK. The new vehicles will be delivered by January 2009.

Colin S Walton, Chairman of Bombardier Transportation in the UK, said: "I am delighted with this order for new Electrostars. This has enabled us to switch our Electrostar production line back on, which is good news for our Derby site and for our suppliers. We see a very strong future for the Electrostar product both here in the UK and overseas. The additional Electrostars for Southern will form part of the solution to overcrowding on trains in the South of England".

The award winning Electrostar is a well proven product, with over 1,600 vehicles already in service with three operators in the UK, c2c, Southeastern and Southern. Electrostar-type trains were also ordered in 2006 by Transport for London for the "London Overground" services for East London Line and North London Railway. The prestigious Gautrain new railway in South Africa will also operate Electrostar trains, which will showcase for the 2010 Soccer World Cup.

Note to editors:
Useful company background facts and contact details follow.

Background facts and figures

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

- MORE -

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Americas
David Slack: + 1 450 441 3190

Germany, Austria
Birgit Stallmann: + 49 30 986 07 1136

Switzerland
Fiona Flannery: + 41 44 318 29 91

Central and Eastern Europe, Russia
Natalia Kourakina-Lattner: + 49 30 986 07 1137

UK, Ireland, Nordic Countries, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 2664703

Benelux and France
Anne Froger: + 33 6 07 78 95 38

France
Jean-Pierre Hulot: +33 1 41 34 08 45

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

- END -

BOMBARDIER

PRESS RELEASE

BOMBARDIER TRANSPORTATION AND TRANSMASHHOLDING ANNOUNCE GROUNDBREAKING JOINT VENTURES FOR RUSSIA

NEW DEAL SECURES SPECIALIZED SKILL AND THE MOST ADVANCED PROPULSION TECHNOLOGY FOR RUSSIAN MARKET

Berlin, May 25, 2007 – Bombardier Transportation and Transmashholding, Russia's leading rail technology manufacturer, signed an agreement today creating two joint ventures: an engineering joint venture to develop advanced propulsion technology and technical solutions for railway equipment plus a production joint venture to manufacture a family of traction converters based on Bombardier's proven *MITRAC** propulsion technology.

The agreement was signed in the Russian city of Sochi in the presence of the Russian Railways' President, Vladimir Yakunin.

The engineering centre will be located in Moscow and serve customers from Russia and abroad. The centre is expected to be operational in Autumn 2007. Both companies plan to offer out of this center their capabilities for development of rolling stock and related equipment.

The manufacturing joint venture will produce the first traction converter family at the Transmashholding's plant in the city of Novocherkassk in Russia. In its initial phase, the joint venture will manufacture advanced converters required for a new generation of locomotives with asynchronous propulsion. The propulsion equipment will be used for locomotives of the Russian Railways and for other customers, also outside of Russia. Production of at least 600 converters is targeted by 2012.

For that purpose, Russian workers will be trained by Bombardier in Europe. European experts will also support the production start-up to ensure that the new production site will be designed according to the latest European standards.

Both engineering and production joint ventures will be owned equally by Bombardier Transportation and Transmashholding. The two partners will together invest a total of EUR 12.5 million ($ 16.9 million US) in both joint ventures.

- MORE -

With an unparalleled market demand for up to 7,500 new locomotives in Russia by 2015, these joint ventures ensure that the best technology and engineering skill will be in place to help meet that need for the long term.

During the signing ceremony on May 25, 2007, Bombardier Transportation Chief Operating Officer Wolfgang Tölsner said: "This agreement demonstrates the firm commitment of both parties to develop a long-term industrial partnership that addresses the fast growing Russian market. This industrial base will also be used to jointly enter new markets. We are very proud to take part in the future of Russia's rail industry with Transmashholding and to offer our innovative products and state-of-the-art technology to our partner."

Chairman of Transmashholding Directors' Board Dmitry Komissarov commented: "For the first time in Russian railway manufacturing, a technologically independent engineering centre will be created. Together with our foreign partners, it will develop new advanced products based on mutual experience, knowledge and technologies, not only for the Russian market, but also for other countries."

Photography is available at: http://www.transportation.bombardier.com/photography.jsp

Note to editors:
Useful company background facts and contact details follow.

Background facts and figures

About Bombardier in Russia
Bombardier Transportation's long-standing relationship with Russia and the CIS began more than 50 years ago through Deutsche Waggonbau AG (DWA), acquired by Bombardier in the late 1990s. From 1948 to 1995, DWA manufactured one out of every two passenger rail coaches made for the Soviet Union and later Russia. In the rail transportation sector, Bombardier has successful long-term relationships and joint ventures with Russian manufacturing and engineering partners, including JSC Russian Railways and Transmashholding as well as a Moscow-based joint venture in signaling.

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada.

- MORE -

Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

About Transmashholding

CJSC Transmashholding is the largest Russian manufacturer of rolling stock and related equipment and supplier to the largest global operator JSC Russian Railways. The holding integrates transport machine building enterprises and a production and engineering center in Germany. It manufactures diesel shunters and main-line diesel locomotives, electric industrial and main-line locomotives, freight wagons and passenger coaches, car casting, diesel engines for diesel-electric locomotives and vessels, multiple train units, metro cars, door modules, driver's cabs, car bodies, auxiliary static converters, public service vehicles. With the staff of 53,000 employees and volume of Sales over US$ 2,2 billion in 2006, the products of the company can be found in various countries outside of Russia, including Europe, Asia and Africa.

About *MITRAC*

The BOMBARDIER MITRAC* technology* is a state-of-the-art propulsion and control systems for all types of rail vehicles and trolley buses. These highly reliable systems are tailored to the needs of individual customers derived from a modular range of components. The complete *MITRAC* range of Train Control and Communications, Drives, Traction Converters and Auxiliary Converters offer comprehensive, harmonized system solutions that are economically viable and guarantee smoother, more reliable and cost efficient operation.

FOR FURTHER INFORMATION PLEASE CONTACT:
Americas
David Slack: + 1 450 441 3190

Germany, Austria
Birgit Stallmann: + 49 30 986 07 1136

Switzerland
Fiona Flannery: +41 44 318 29 91

Central and Eastern Europe, Russia
Natalia Kourakina-Lattner: + 49 30 986 07 1137

UK, Ireland, Nordic Countries, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 2664703

Benelux
Anne Froger: + 33 6 07 78 95 38

France
Jean-Pierre Hulot: +33 1 41 34 08 45

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

At Transmashholding
Artem Ledenev: +7 495 518 91

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require Bombardier Inc. (the "Corporation") to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this press release, please refer to the respective Management's Discussion and Analysis ("MD&A") sections of the Corporation's aerospace segment ("Aerospace") and the Corporation's transportation segment ("Transportation") in the Corporation's annual report for fiscal year 2007.

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry, government policies and priorities and competition from other businesses), operational risks (such as regulatory risks and dependence on key personnel, risks associated with doing business with partners, risks involved with developing new products and services, warranty and casualty claim losses, risks from legal proceedings, risks relating to the Corporation's dependence on certain key customers and key suppliers, risks resulting from fixed term commitments, human resource risks and environmental risks), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants and market risks, including currency, interest rate and commodity pricing risk). See Risks and Uncertainties in the MD&A section of Bombardier Inc.'s annual report for fiscal year 2007 for further information. Readers are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at the date of this press release and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

- END -

BOMBARDIER

PRESS RELEASE

BOMBARDIER TO MODERNIZE 104 LOCOMOTIVES FOR GREEN CARGO

LARGEST EVER MODERNIZATION CONTRACT IN SWEDEN

Berlin, June 15, 2007 – Bombardier Transportation has been awarded a major modernization contract by the Swedish freight company Green Cargo. The order relates to the modernization of 42 electric locomotives type Rc2 and 62 diesel locomotives type T44.

The contract represents a value of 115 million euros ($ 153 million US) and is the largest ever vehicle modernization contract in Sweden. It consists of the life time extension of the assets by 15 years, the ability for multiple-unit operation (i.e. the same driver can connect the Rc2 and the T44 locomotives, allowing for improved operational flexibility), enhancement of the driver's cab, reduction of the energy consumption, higher fleet availability and a reduction of the maintenance cost. The project will be carried out at Bombardier's workshops in Västeras (Sweden) and Randers (Denmark), starting in June 2007, with the prototypes scheduled to be delivered later next year and the remaining units shipped over the next 6 years.

Bombardier has been selected by Green Cargo because it has the reputation of always standing by its clients, the robustness and size of its operations and its flawless project execution – in addition to Bombardier's commitment to the Swedish market, with 6 of its 11 "Centres of Competencies" located in this country. Bombardier Transportation Sweden also has vast experience in sales, engineering and servicing to 35 countries worldwide. It has delivered more than 5100 vehicles (of which 32% for export) and more than 590 computer based interlocking systems to 50 customers in 20 countries.

Tomas Andersson, CEO, Bombardier Transportation Sweden said: "These orders confirm that our modernisation offer is very strong. It is also a great example of how a company can effectively modernize its locomotive portfolio and thus expand both its technical and economical lifetime."

- MORE -

Jan Sundling, CEO at Green Cargo said: "Our ambition is to create a competitive and environmentally friendly rail road logistics, and to achieve that we needed to be creative. For a cost which is only 30 percent of buying new locomotives, we get the traction needed by our customers for the next 20 years."

Rik Dobbelaere, President Bombardier Transportation Services, adds: "Improved efficiency is part of both Green Cargo's and Bombardier's commitment to sustainable environmental transport solutions. It's one of the many elements we have in common and that in itself already creates a lasting bond between the two companies."

Note to editors:
Useful company background facts and contact details follow.

Background facts and figures

About Green Cargo
Green Cargo is a transport and logistics company with rail transport as its base. The company is responsible for 70% of freight transport by rail in Sweden. With partners, it reaches all of Europe. Green Cargo offers transports marked with the Good Environmental Choice eco-label from the Swedish Society for Nature Conservation. The Swedish state owns the Green Cargo Group, which employs 3150 persons and turns over about SEK 5.9 billion annually. Subsidiaries: TGOJ Trafik AB, NTR AB, and Green Cargo Road & Logistics A/S (Denmark). Green Cargo owns 67% of Hallsbergs Terminal AB and 45% of CargoNet.
For more information, please refer to Green Cargo's website: www.greencargo.com.

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

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FOR FURTHER INFORMATION PLEASE CONTACT:

For Green Cargo:

Mats Hollander, Director of Communications: + 46 (0)8 762 4614

For Bombardier:

Americas

David Slack: + 1 450 441 3190

Germany, Austria

Birgit Stallmann: + 49 30 986 07 1136

Sweden

Tomas Andersson: + 46 70 349 18 32

Switzerland

Fiona Flannery: + 41 44 318 29 91

Central and Eastern Europe, Russia

Natalia Kourakina-Lattner: + 49 30 986 07 1137

UK, Ireland, Nordic Countries, Australia, New Zealand, other countries

Neil Harvey: + 44 1332 266470

Benelux and France

Anne Froger: + 33 6 07 78 95 38

France

Jean-Pierre Hulot: + 33 1 41 34 08 45

Spain, Portugal, Italy, Greece, Turkey, India

Luis Ramos: + 35 1 919 693 728

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SIEMENS

BABCOCK & BROWN

BOMBARDIER

angel Trains

News Release

BOMBARDIER AND SIEMENS JOIN FORCES FOR INTERCITY EXPRESS PROGRAMME BID

Monday 18 June 2007: Bombardier and Siemens are joining forces with Angel Trains and international investment and advisory firm, Babcock & Brown, in a consortium, ***Express Rail Alliance,*** bidding to win the Intercity Express Programme (IEP) which will replace the existing High Speed Trains (HST) with a new generation of long distance trains by 2014, the companies announced today. The Intercity Express Programme is the most significant rolling stock investment initiative in the UK for over 30 years.

A key consideration of the Intercity Express Programme highlighted by *Express Rail Alliance* is the significant engineering resource required to deliver large volumes of new trains within relatively short timescales. Three unique train sets – diesel, electric and hybrid – are needed to fulfil the requirements of the IEP and no rail manufacturer currently has a suitable train design within an existing platform. For this reason, developing and supplying up to 2000 new cars to stringent delivery deadlines carries less risk with two manufacturers involved and sharing the major engineering resources required.

Colin Walton, Chairman of Bombardier Transportation UK explained: "A new high speed train platform typically has up to 800,000 engineering hours behind it. In the case of the IEP, a family of three train types must be developed simultaneously with the bulk of the engineering to be completed within 18 months of contract award. The programme has a potential requirement of approaching 400 engineers committed full-

time to one project. Combining our resources will enable us to collectively deliver the best possible engineering back up for the IEP."

The *Express Rail Alliance* consortium includes consortium partners Bombardier Transportation, Siemens Project Ventures, Angel Trains and Babcock & Brown. The financing of *Express Rail Alliance* will be procured on a competitive basis in line with HM Treasury's guidance and offering best value for money.

Haydn Abbott, Managing Director of Angel Trains said: "Angel Trains brings to the table a wealth of expertise and financial ability. We have extensive experience in financing and procuring new trains and a strong engineering team and have invested a total of €5.3 billion in new trains. Together with our partners at *Express Rail Alliance*, we believe we have the best players in the field and are delighted to be a part of this consortium."

Christian Roth, managing director of Siemens Transportation Systems said: "A rail contract of this magnitude within such tight timescales has never been placed with a single party before. The Department for Transport requested a consortium approach, so the formation of *Express Rail Alliance* is in line with this strategy. By working in this partnership with flexible engineering resources and adopting best practice, Siemens and Bombardier as part of *Express Rail Alliance* can deliver the 'whole system, whole life' approach needed for this important project."

ENDS

For further information, please contact:

Neil Harvey
Communications Director
Bombardier Transportation
Tel: + 44 (0)1332 266470
neil.harvey@uk.transport.bombardier.com

Alison Emery
Head of Communications
Siemens Transportation Systems
Tel. + 44 (0)1530 258204
alison.emery@siemens.com

Emma Whitaker
PR & Communications Officer
Siemens Transportation Systems
Tel. + 44 (0)1530 258111/ +44 (0)7921246942
emma.whitaker@siemens.com

Kelly Hibbins
Communications Director
Babcock & Brown
T +61 2 9229 1800
Kelly.hibbins@babcockbrown.com

Jane Vincent
Head of Corporate Communications
Angel Trains Ltd
Portland House
Bressenden Place
London
SW1E 5BH
Direct Line: +44 (0)20 7592 0525
Mobile: +44 (0)7767 642 930
Email: jane.vincent@angeltrains.com

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

About Siemens Transportation Systems
Siemens Transportation Systems employs around 900 people in the UK, providing expertise in rail systems and technology to the UK rail industry. In rolling stock, Siemens provides and maintains passenger trains for TransPennine Express, South West Trains, Heathrow Express, One Great Eastern, Northern Trains and Silverlink and Central Trains. With proven capability in rail infrastructure STS is delivering a major re-signaling project in the Portsmouth areas, traction power upgrades across the UK and new telecommunications systems in London and the west of England. It is also developing the GSM-R cab radio solution for the entire UK rolling stock fleet at the Rail Communication's site in Poole, Dorset. For more information on Siemens Transportation Systems please visit www.siemenstransportation.co.uk

About Siemens UK
Siemens was established in the United Kingdom 164 years ago. The company employs 20,314 people in the UK, including about 6,500 in the manufacturing sector. Last year's revenues were £3.5 billion, including exports of £580 million, and it spent almost £75 million on research and development. As a

leading global engineering company, Siemens provides innovative solutions to help tackle the world's major challenges, including the shortage of natural resources, increasing environmental care, and a growing demand for healthcare, mobility and security. Siemens has offices and factories throughout the UK, with its headquarters in Bracknell, Berkshire. The company's global headquarters is in Munich, Germany. For more information, visit www.siemens.co.uk

About Siemens Project Ventures GmbH (SPV):
SPV is a fully owned subsidiary of Siemens Financial Services GmbH (itself a fully owned subsidiary of Siemens AG) and invests equity in infrastructure projects worldwide. SPV's investments focus on the transportation, power, and telecommunication sectors. SPV currently participates in seven different projects with a total project volume of about USD 4 billion. For more information visit www.siemens.com/project-ventures

About Babcock & Brown
Babcock & Brown is a global investment and advisory firm with longstanding capabilities in structured finance and the creation, syndication and management of asset and cash flow-based investments.

Babcock & Brown was founded in 1977 and is listed on the Australian Stock Exchange. Babcock & Brown operates from 28 offices across Australia, North America, Europe, Asia, United Arab Emirates and Africa and has in excess of 1000 employees worldwide. Babcock & Brown has five operating divisions including real estate, infrastructure and project finance, operating leasing, structured finance and corporate finance. The company has established a funds management platform across the operating divisions that has resulted in the creation of a number of focused investment vehicles in areas including real estate, renewable energy and infrastructure.

For further information about Babcock & Brown please see our website: www.babcockbrown

About Angel Trains
Angel Trains is a leading lessor of railway rolling stock in the UK and in Continental Europe, with aggregate investments of over €6 billion. It has its group headquarters in London and other offices in Antwerp, Cologne, Derby, Madrid and Rome.

Angel Trains is a wholly-owned subsidiary of The Royal Bank of Scotland Group, one of Europe's leading financial services groups.

Angel Trains Group has assets on lease in Austria, Belgium, Denmark, France, Germany, Italy, Luxembourg, the Netherlands and Switzerland, as well as the United Kingdom.

Angel Trains has over ten years' experience in financing and procuring new-build trains. Some of its key deals include the £708 million purchase of 350 Class 390 Pendolinos for Virgin Trains and £488 million investment in 508 Class 450 Desiros for South West Trains.

BOMBARDIER

PRESS RELEASE

BOMBARDIER WINS 82 MILLION EURO ORDER FROM SNCF FOR 19 ADDITIONAL HIGH-CAPACITY AGC TRAINS

WITH NEARLY 700 UNITS, THIS ORDER IS THE MOST IMPORTANT SERIES IN TODAY'S RAIL INDUSTRY

Berlin, July 06, 2007 – Bombardier Transportation announced today that it has received an additional order for 19 high-capacity AGC type (Autorail Grande Capacité) trains from the French National Railways (SNCF). The SNCF represents the French Regions in this transaction, which is valued at about 82 million euros ($ 111 million US). 698 AGC trains have been ordered to date.

In total, nearly 700 AGC trains will be in service in twenty-one French regions by 2011. "This order, which is a part of the most important modern railway series, confirms once again, the trust SNCF and French regions have invested in Bombardier. It also consolidates Bombardier's position in the French rail market, " commented Jean Bergé, Chief Country Representative France, Bombardier Transportation.

The AGC train is available in various versions. The trains can run on either diesel fuel, electricity or a combination of the two, and also on a dual mode/dual voltage (diesel fuel and electricity 1.5 kV and 25 kV). Thus far, the SNCF has ordered over 125 dual mode/dual voltage AGC.

When the AGC dual mode/dual voltage train was first launched in the Champagne-Ardenne region last month, a young passenger commented on how bright, confortable and colourful the AGC trains were. "They really invite you to travel" she commented. The results of an opinion poll conducted during the 100th train launch confirmed that 95% of passengers responded very positively to the trains.

The SNCF signed an initial contract, on December 13th, 2001, for the supply of 500 AGC trains, with a subsequent amendment agreed in November 2006 for the supply of up to 200 additional trains. The AGC trains are manufactured at the Bombardier Crespin plant in northern France.

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Note to editors:
Useful market and company background facts and contact details follow.

Background facts and figures

Bombardier in France
Bombardier Transportation in France operates primarily at its Crespin facility in the Valenciennes region, employs 1,600 people and is the leading French manufacturing site in the railway industry. In the French market, Bombardier Transportation participates in all TGV programs and manufactures a wide range of rolling stock for public transport. Among these products are the MF 2000 vehicles for the Paris metro, the Marseilles, Nantes and Strasbourg trams, the recent vehicles for the RER network, the TER2N NG regional transport railcars, the commuter trains to be used on the suburban network of Ile-de-France and the AGC trains (Autorail Grande Capacité), which 21 French regions have ordered to date. Bombardier is recognized as a global partner of the transport authorities in France.

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Americas
David Slack: + 1 450 441 3190

Germany, Austria
Jürgen Scheunemann: + 49 30 986 07 1135

Switzerland
Fiona Flannery: +41 44 318 29 91

Central and Eastern Europe
Vicki Luther: + 49 30 986 07 1139

- MORE -

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Nordic Countries, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux and France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

- END -

BOMBARDIER

PRESS RELEASE

METRONET BCV AND METRONET SSL APPLY FOR PPP ADMINISTRATION

Berlin, July 18, 2007 – Bombardier Transportation notes that today, the directors of Metronet BCV Ltd and Metronet SSL Ltd, the Public Private Partnership (PPP) concession companies responsible for the upgrade and maintenance of approximately 75% of London Underground's rail system under the PPP, have asked the Mayor of London to appoint a PPP Administrator for these companies. Bombardier has a 20% interest in these companies.

This announcement will have no impact on Bombardier's consolidated financial statements as it has already announced the write-down of the total carrying value of its investment in Metronet Rail BCV Limited and Metronet Rail SSL Limited to be recorded in the second quarter of fiscal year 2008.

Bombardier Transportation will work closely with Metronet, the PPP Administrator and London Underground in order to ensure that the daily operations of the tube remain unaffected over the coming period. Bombardier's turnkey supply contracts currently valued at approximately £3.3 billion ($6.7 billion US), are for new trains, signalling, refurbishment of trains and fleet maintenance activities. These supply contracts are progressing well and Bombardier will continue to work on them as per the requirements contained in its contracts. Bombardier remains fully committed to deliver a world class, safe and reliable Tube for London.

Note to editors:
Useful market and company background facts and contact details follow.

Background facts and figures

About Bombardier Transportation
Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

FOR FURTHER INFORMATION PLEASE CONTACT:
Americas
David Slack: + 1 450 441 3190

Germany, Austria
Jürgen Scheunemann: + 49 30 986 07 1134

Switzerland
Fiona Flannery: +41 44 318 29 91

Central and Eastern Europe
Vicki Luther: + 49 30 986 07 1139

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Nordic Countries, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux and France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

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BOMBARDIER

PRESS RELEASE

BOMBARDIER WINS 427 MILLION EURO CONTRACT TO SUPPLY 340 MOVIA METRO CARS TO DELHI METRO

BOMBARDIER VEHICLES WILL BE MOVING OVER 4 MILLION PASSENGERS DAILY IN DELHI METRO'S EXTENDED NETWORK

BOMBARDIER IS ONE OF THE FIRST PRIVATE COMPANIES CHOSEN TO BUILD COMPLETE RAIL VEHICLES IN INDIA

Berlin, July 19, 2007 – Bombardier Transportation announced today that it has won an order for 340 *BOMBARDIER* MOVIA** metro cars from the Delhi Metro Rail Corporation Ltd (DMRC). The contract is valued at approximately 427 million Euros ($ 590 million US). Deliveries of the trains are scheduled to begin in the last quarter of 2008 with completion in 2010 to provide effective public transport during the Commonwealth Games that will be held in New Delhi in October 2010.

In the phase II expansion of Delhi Metro, the modern *BOMBARDIER MOVIA* high-capacity vehicles will transport an impressive 4 million passengers every day, reducing their journey time and alleviating the heavy traffic congestion and pollution caused by more than 1 million cars that commute in New Delhi everyday. The phase II expansion extends the existing network by approximately 60 kilometers covering all major destinations in the East-West and North-South corridors of this remarkable city where almost 16 million people presently live.

"Some of the greatest cities in the world, such as New York, Paris, London, Berlin, and Shanghai, have chosen Bombardier metros to provide modern mobility for their citizens while reducing traffic congestion and helping their cities breathe" said André Navarri, President, Bombardier Transportation. "We are very excited to be able to add the city of New Delhi as a new metro customer", Mr. Navarri added. "We've been an employer in India for over 35 years and we hope that this project will set the standard for other mass transit projects that we intend to pursue in New Delhi, Mumbai, Hyderabad, Bangalore, Kochi and Chandigarh and throughout India."

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Rajeev Jyoti, Managing Director, Bombardier Transportation India, said: "We are very proud to be one of the first private companies to have been chosen to build rail vehicles in India. Bombardier manufacturing and engineering sites in India, supported by our sites in Germany and Sweden, will deliver the new vehicles to Delhi Metro on time and with quality, meriting the trust that the public authorities in India have placed in us."

The *BOMBARDIER MOVIA* metro vehicles are configured in 4 car sets with capacity for 1.480 passengers. The vehicles integrate the world's most advanced technologies in metro vehicle manufacture, such as stainless steel carbodies and the reliable *BOMBARDIER* MITRAC** Propulsion and control system featuring IP technology. The *MOVIA* metros are developed from a standardized platform, which ensures a high degree of reliability, safety & maintainability while providing low life-cycle cost. This contract envisages a design approach that enables a high degree of localization and easy transfer of technology processes.

To ensure successful localization, the carbodies, bogies and propulsion system for the first units will be manufactured by Bombardier sites in Germany and Sweden. Thereafter, the main production will be undertaken by Bombardier in India. The propulsion system for 60 four-car units will be produced by Bombardier's site in Baroda; 77 four-car units will be manufactured by other Bombardier sites in India. Key elements of the complete design will be undertaken at Bombardier's Indian engineering centre, Infotech, in Hyderabad in cooperation with Bombardier's site in Sweden.

Note to editors:
Useful market and company background facts and contact details follow.

Photography is available at: http://www.transportation.bombardier.com/photography.jsp

Background facts and figures

Bombardier Metro vehicles
Bombardier is the number one supplier of metro vehicles worldwide. More than 1,400 *BOMBARDIER MOVIA* metro cars have already been ordered from the company to date. Bombardier metros are vital elements for mobility in cities like New York, Montreal, Toronto, Paris, London, Berlin, Bucharest, Stockholm, Shanghai, Shenzhen, Guangzhou and many others.

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In Asia, Bombardier metro cars are in service with operators in Shanghai, Guangzhou, Shenzhen and Hong Kong. In Shanghai, Bombardier has participated in the supply of 16 metro trains (96 cars) for Line 1 and 37 trains (222 cars) for Line 2 of the city's metro system. In June 2006, Bombardier celebrated the delivery of its 1,000th metro car to customers in Guangzhou Province.

Bombardier Transportation in India

Bombardier Transportation has been present in India for over 35 years. It has supplied Indian Railways with technologically advanced rail products, such as the WAP5 and WAG9 electric locomotives for passenger and freight applications and the Mumbai Traffic Management System. This system controls the 60-km rail stretch around Mumbai – one of the world's heaviest rail commuter traffics – on which the Western Railways run on time and with safety an impressive number of 1,000 trains everyday.

Bombardier Transportation is steadily ramping up its presence in India. Vadodara, Gujarat is home to its propulsion systems manufacturing facility and software development center for signalling and traction applications in India and for other Bombardier Transportation projects around the globe. The site is ISO 9001, ISO 14001 and OHSAS 18001 certified. In Hyderabad, Andhra Pradesh, Infotech Enterprises operates one of the most important engineering centers already sourcing key global projects for Bombardier Transportation.

Potential manufacturing and project associations in India

Bombardier is open to an association with Indian Railways under a Public Private Partnership approach to create a manufacturing facility to produce Bombardier locomotives in India, related to Indian Railways rail freight corridors project.

In the Mass Transit sector Bombardier is developing associations with companies in India.

About Bombardier Transportation

Bombardier Transportation has its global headquarters in Berlin, Germany with a presence in over 60 countries. It has an installed base of over 100,000 vehicles worldwide. The Group offers the broadest product portfolio and is recognized as the leader in the global rail sector.

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About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2007, were $14.8 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

Bombardier, MOVIA and *MITRAC* are trademarks of Bombardier or its subsidiaries.

FOR FURTHER INFORMATION PLEASE CONTACT:

Americas
David Slack: + 1 450 441 3190

Germany, Austria
Jürgen Scheunemann: + 49 30 986 07 1134

Switzerland
Fiona Flannery: +41 44 318 29 91

Central and Eastern Europe
Vicki Luther: + 49 30 986 07 1139

Russia
Alexander Bocharov: + 7 495 775 1830

UK, Ireland, Nordic Countries, Australia, New Zealand, other countries
Neil Harvey: + 44 1332 266470

Benelux and France
Anne Froger: + 33 6 07 78 95 38

Spain, Portugal, Italy, Greece, Turkey, India
Luis Ramos: + 35 1 919 693 728

- END -

END